Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges for FIS

(in millions)

	Six Months Ended June 30		Year Ended December 31
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Earnings (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$579.6	$511.1	$1,053.4	$823.5	$828.3	$723.6	$597.9
Fixed charges	96.4	106.9	213.6	237.0	280.2	326.9	228.9
Amortization of capitalized interest	1.8	1.6	3.2	2.9	2.6	3.6	1.1
Capitalized interest	(0.8)	(0.9)	(1.9)	(2.3)	(3.4)	(6.5)	(6.4)

Total earnings (a)	$677.0	$618.7	$1,268.3	$1,061.1	$1,107.7	$1,047.6	$821.5

Fixed Charges:
Interest expensed	$76.4	$85.9	$163.9	$188.4	$219.0	$251.3	$170.5
Capitalized interest	0.8	0.9	$1.9	2.3	3.4	6.5	6.4
Amortization of debt issue costs	4.4	6.7	$19.7	19.9	29.4	38.2	13.7
Interest included in rent expense	14.8	13.4	$28.1	26.4	28.4	30.9	38.3

Total fixed charges (b)	$96.4	$106.9	$213.6	$237.0	$280.2	$326.9	$228.9

Ratio of earnings to fixed charges (a/b)	7.0	5.8	5.9	4.5	4.0	3.2	3.6